Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 5 DATED JULY 24, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended June 30, 2025;
●	certain return information for all outstanding classes of shares; and
●	an update to the “Our Portfolio” Section.

Public Offering Price Adjustment

On July 24, 2025, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of July 31, 2025 and will be used for the Company’s next monthly closing for subscriptions on July 31, 2025. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of June 30, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$40.28	$38.62	$36.58	$37.35
Selling Commissions, Per Share	$2.42	$1.16
Dealer Manager Fees, Per Share	$1.00	$0.67

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On July 24, 2025, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

		Declared Distribution Per Share for Each Share Class
Distribution Record Date	Distribution Payment Date	Class FA	Class A	Class T	Class D	Class I	Class S
August 26, 2025	August 27, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended June 30, 2025

On July 24, 2025, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of June 30, 2025 (in thousands, except per share data):

Month Ended June 30, 2025	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$160,316	$325,894	$79,470	$110,965	$572,321	$70,926	$1,319,892
Number of Outstanding Shares	3,902	8,841	2,160	3,033	15,321	1,702	34,959
Net Asset Value, Per Share	$41.09	$36.86	$36.79	$36.58	$37.35	$41.68
Net Asset Value, Per Share Prior Month	$40.70	$36.53	$36.48	$36.25	$37.01	$41.28
Increase in Net Asset Value, Per Share from Prior Month	$0.39	$0.33	$0.31	$0.33	$0.34	$0.40

The increase in the Company’s net asset value per share for each applicable share class for the month ended June 30, 2025 was primarily driven by the increases in the fair value of eleven out of seventeen of the Company’s portfolio company investments. The fair value of five of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of June 30, 2025, the Company had total assets of approximately $1.39 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through June 30, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	5.4%	11.9%	34.7%	77.5%	11.0%	116.7%	February 7, 2018 – June 30, 2025
Class FA (with sales load)	-1.4%	4.6%	25.9%	66.0%	10.0%	102.6%	February 7, 2018 – June 30, 2025
Class A (no sales load)	5.1%	11.0%	31.0%	66.1%	10.0%	99.2%	April 10, 2018 – June 30, 2025
Class A (with sales load)	-3.8%	1.6%	19.8%	51.9%	8.7%	82.2%	April 10, 2018 – June 30, 2025
Class I	5.2%	10.9%	30.7%	66.2%	10.1%	101.0%	April 10, 2018 – June 30, 2025
Class T (no sales load)	4.4%	9.9%	27.8%	59.3%	9.0%	85.0%	May 25, 2018 – June 30, 2025
Class T (with sales load)	-0.5%	4.7%	21.7%	51.7%	8.3%	76.3%	May 25, 2018 – June 30, 2025
Class D	4.9%	10.6%	29.9%	64.4%	9.5%	88.6%	June 26, 2018 – June 30, 2025
Class S (no sales load)	5.6%	12.0%	35.5%	78.2%	12.2%	83.2%	March 31, 2020 – June 30, 2025
Class S (with sales load)	1.9%	8.1%	30.8%	72.0%	11.5%	76.7%	March 31, 2020 – June 30, 2025

(1) For the period from January 1, 2025 through June 30, 2025.

(2) For the period from July 1, 2024 through June 30, 2025.

(3) For the period from July 1, 2022 through June 30, 2025.

(4) For the period from July 1, 2020 through June 30, 2025.

(5) For the period from the date the first share was issued for each respective share class through June 30, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the six months ended June 30, 2025, sources of declared distributions on a GAAP basis were as follows:

	Six Months Ended June 30, 2025
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$9,266	44.3%
Distributions in excess of net investment income[2]	11,653	55.7%
Total distributions declared	$20,919	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Six Months Ended June 30, 2025
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$5,374	51.6%
Expense support (reimbursement)	3,892	37.4%
Net investment income	$9,266	89.0%
Cash distributions net of distributions reinvested in excess of net investment income[2]	1,143	11.0%
Cash distributions declared net of distributions reinvested[3]	$10,409	100.0%

1 Net investment income includes expense support, net due from the Manager and Sub-Manager of $3,892 for the six months ended June 30, 2025.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the six months ended June 30, 2025, excludes $10,510 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure is added as a new bulleted point in the sub-section entitled “Growth Opportunities” under the section “Milton Industries” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

●	In June 2025, we made an additional equity investment in Milton of approximately $2.3 million for Milton’s acquisition of Trinity Rubber & Machine Products (“Trinity”) and American Hose & Gasket (“AHG”). Founded in 2014, Trinity custom manufactures industrial hoses, fittings, gaskets and other related products serving the chemical, steel, and food & beverage end markets. AHG, founded in 2019, operates as a wholesale distribution business providing low-cost industrial hoses, fittings and rubber products complementary to Trinity’s custom products. We believe Milton’s acquisition of Trinity and AHG will further expand Milton’s market presence and revenue generation in the industrial end markets.

The following disclosure is added as a new bulleted point in the sub-section entitled “Growth Opportunities” under the section “TacMed Solutions” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

●	In June 2025, TacMed acquired RINI Technologies (“RINI”). RINI designs, engineers and manufactures advanced thermal management solutions for military, first responder, medical and auto racing end markets. Focused on research and development, innovative products and custom customer solutions, we believe RINI has the potential to provide TacMed with additional product offerings to serve customers in its core markets, access to new markets, and expansion of TacMed’s product development capabilities. RINI was founded in 2000 and is headquartered in Oviedo, Florida.

The following disclosure is added as a new bulleted point in the sub-section entitled “Growth Opportunities” under the section “MAP Retirement” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

●	In July 2025, MAP acquired Blue Chip Retirement Plans, Inc. (“Blue Chip”), headquartered in Milwaukee, Wisconsin. Blue Chip offers specialized third-party administrator services to small to mid-size employers in designing retirement plans to fit the needs of its owners and employees.

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